Filed by El Paso Energy Corporation
         Pursuant to Rule 425 under the Securities Act of 1933
         Subject Company: El Paso Energy Corporation/The Coastal Corporation Commission File No. 001-14365
         Registration Statement No. 333-31060


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
-----------------------------
This presentation includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
The companies have made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this presentation, including, without limitation, oil and gas prices; general economic and weather conditions in geographic regions or markets served by El Paso Energy and Coastal and their affiliates, or where operations of the companies and their affiliates are located; inability to realize anticipated synergies and cost savings on a timely basis; difficulty in integration of operations; and competition. While the companies makes these statements and projections in good faith, neither company nor its managements can guarantee that the anticipated future results will be achieved. Reference should be made to the companies' (and their affiliates') Securities and Exchange Commission filings for additional important factors that may affect actual results.

INVESTOR NOTICE
---------------

Investors are urged to read the proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the SEC in connection with the proposed merger because it will contain important information. The proxy statement/prospectus
will be   available  for  free  on  the SEC's  web site
www.sec.gov) and from El Paso Energy Corporation's office of Investor Relations.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of El Paso Energy shareholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing under Schedule 14A made by El Paso Energy Corporation on January 18, 2000.

The following are excerpts which address the El Paso Energy Corporation/ The Coastal Corporation merger, taken from a presentation given by John Somerhalder President of El Paso Energy Pipeline Group to the Customer Conference 2000 on March 6, 2000.


[LOGO El Paso Natural Gas]


			El Paso Natural Gas Company
			-----------------------------------

Customer Conference 2000
-------------------------------------

[Logo]  El Paso Energy

				John Somerhalder
 				------------------------------
				President
				El Paso Energy Pipeline Group

	The New El Paso Energy
-------------------------------

[LOGO]  El Paso Energy

				Investing in Energy
				-------------------------------

Investing in Energy
--------------------

                                                Transaction
                               Date               Value
------------------------------------------------------------------
El Paso Merges with Sonat   Oct 25, 1999        $  6 Billion
------------------------------------------------------------------
El Paso Acquires Crystal
  Gas Storage               Jan 5, 2000         $ 57/share
------------------------------------------------------------------
El Paso & Coastal Announce
   Merger Agreement         Jan 18, 2000        $ 16 Billion
------------------------------------------------------------------
El Paso Agrees to Purchase
   PG&E-Texas Midstream
   Business                 Jan 31, 2000        $840 Million

                                                          [Logo]

Full-Service Provider in Every
Segment of the Value Chain

[Graphic Map of the United States]

Coastal
--------
() Production
* Gathering Processing
- Gas Transmission
o Power Plants

El Paso
-------
(.) Production
** Gathering/Processing
= Gas Transmission
O Power Plants

PG&E
__ PG&E Gathering
*** PG&E Processing Plants

Full-Service Provider in Every
Segment of the Value Chain
-------------------------------

[Graphic Map of the United States]

O Production         * Gathering/Processing
= Gas Transmission   o Power Plants
[] Underground Storage

= El Paso Pipelines
== Coastal Piplines
=== PG&E - Texas

Diverse Supply
Sources
--------------

[Graphic Map of the United States]

Access to All Major Supply Growth Basins

Canadian Imports   4.0 Bcf/d
Rocky Mountain     1.7 Bcf/d
Gulf Coastal       3.3 Bcf/d

LNG                     0.7

Serving Major Markets
Growth Regions
------------------------------

[Graphic Map of the United States]
= El Paso Pipelines
== Coastal Pipelines
=== PG&E-Texas

1.5 Bcf/d
0.8 Bcf/d
0.4 Bcf/d
2.2 Bcf/d
1.9 Bcf/d
1.4 Bcf/d

U.S. Consumption
----------------

Year     Bcf/d       Tcf

1997      58.9       21.5
2004      67.1       24.5
Growth     8.2        3.0